Exhibit (d)(34)

[S1 Letterhead]

Contractual Fee Waiver Agreement

September 23, 2010

Salvatore Faia

President

The RBB Fund, Inc.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

Re:	S1 Fund

Dear Mr. Faia:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby and effective as of the date noted above, Simple Alternatives, LLC (“SA”) agrees that in order to maintain the established expense ratios of the S1 Fund (the “Fund”), of The RBB Fund, Inc., SA shall, until further notice, but in no event terminating before September 30, 2011, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, litigation, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) in an aggregate amount equal to the amount by which the Fund’s total annual fund operating expenses for each of its I Shares and R Shares (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, litigation, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) exceeds a total annual fund operating expense ratio (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, litigation, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) of:

•	2.95% of the of the average daily net assets attributable to the Fund’s I Shares; and

•	3.20% of the of the average daily net assets attributable to the Fund’s R Shares.

If at any time during the first three years in which the Advisory Agreement is still in effect, the total annual fund operating expenses of the Fund for that year are less than 2.95% of the average daily net assets attributable to the Fund’s I Shares or less than 3.20% of the average daily net assets attributable to the Fund’s R Shares, SA shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by SA to the Fund pursuant to this Agreement during such three year period if such reimbursement by the Fund does not cause the Fund to exceed existing expense limitations. The total amount of reimbursement to which SA may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by SA and all other payments remitted by SA to the Fund, pursuant to this Agreement, less any reimbursement previously paid by the Fund to SA, with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

SIMPLE ALTERNATIVES, LLC

By:
Name:	James Dilworth
Title:	President

Your signature below acknowledges

acceptance of this Agreement:

By:
Salvatore Faia
President
The RBB Fund, Inc.